Effective August 1, 2007, with the approval of the Audit and Compliance Committee of the LKCM Funds (“Funds”), PricewaterhouseCoopers LLP was dismissed as the independent registered public accounting firm for the Funds.  At a meeting held on August 28, 2007, based on Audit and Compliance Committee recommendations and approvals, the full Board of Trustees of the Funds approved the appointment of Deloitte & Touche LLP as the Funds’ registered public accounting firm for the fiscal year ending December 31, 2007.

The reports of PricewaterhouseCoopers LLP on the Funds’ financial statements for each of the last two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.  During the Funds’ two most recent fiscal years, and through August 1, 2007, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds’ financial statements.

Additionally, during the fiscal years ended December 31, 2005 and December 31, 2006, and during the period from January 1, 2007 through August 1, 2007, the Funds did not consult with Deloitte & Touche LLP on items which concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds’ financial statements or concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

The Funds have requested that PricewaterhouseCoopers LLP furnish the Funds with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made by the Funds in response to Item 77K of Form N-SAR, and if not, stating the respects in which they do not agree.

The response of PricewaterhouseCoopers LLP is filed as an exhibit to this Form N-SAR.